UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: May 10, 2015

(Date of earliest event reported)

Rosetta Resources Inc.

(Exact name of registrant as specified in its charter)

DE	000-51801	43-2083519
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1111 Bagby Street, Suite 1600 Houston, TX	77002
(Address of principal executive offices)	(Zip Code)

713-335-4000

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change In Fiscal Year

On May 10, 2015, and effective as of that date, the board of directors of Rosetta Resources Inc. (“Rosetta”) adopted an amendment (the “Amendment”) to Rosetta’s Amended and Restated Bylaws (the “Bylaws”). The Amendment adds a new Article X to the Bylaws that designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain legal actions, unless Rosetta consents in writing to the selection of an alternative forum.

The foregoing description is qualified in its entirety by reference to the text of the Amendment, which is included as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated into this Item 5.03 by reference.

Item 7.01	Regulation FD Disclosure

On May 11, 2015, Noble Energy, Inc. (“Noble Energy”) and Rosetta issued a joint press release announcing their entry into a definitive merger agreement pursuant to which Noble Energy will acquire all of the outstanding shares of common stock of Rosetta in an all stock transaction. The full text of the press release is included as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

In accordance with General Instruction B.2 of Form 8-K, the information set forth in this Item 7.01 and the attached Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Item 8.01	Other Events

To the extent required, the information included in Item 7.01 of this Form 8-K is incorporated into this Item 8.01.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy’s and Rosetta’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Rosetta, including future financial and operating results, Noble Energy’s and Rosetta’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this Current Report on Form 8-K will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Rosetta shareholder approval, the risk that Rosetta or Noble Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s and Rosetta’s business that are discussed in Noble Energy’s and Rosetta’s most recent annual reports on Form 10-K, respectively, and in other Noble Energy and Rosetta reports on file with the Securities and Exchange Commission (“SEC”). Noble Energy’s

reports are also available from Noble Energy’s offices or website, http://www.nobleenergyinc.com, and Rosetta’s reports are also available from Rosetta’s offices or website, http://www.rosettaresources.com. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither Noble Energy nor Rosetta assumes any obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Investors are urged to consider closely the disclosures and risk factors in Noble Energy’s and Rosetta’s most recent annual reports on Form 10-K and in their other reports filed with the SEC, which are available from Noble Energy’s offices or website, http://www.nobleenergyinc.com.,and Rosetta’s offices or website, http://www.rosettaresources.com, respectively. Noble and Rosetta undertake no obligation to publicly update any forward-looking statement in this Current Report on Form 8-K, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Noble Energy will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Rosetta that will also constitute a prospectus of Noble Energy. Security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC regarding the proposed transaction when they become available because they will contain important information. The proxy statement/prospectus and other documents that will be filed by Noble Energy and Rosetta with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or from the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Noble Energy, Rosetta and certain of their directors and executive officers may be deemed to be “participants” (as defined in Schedule 14A under the Securities Exchange Act of 1934, as amended) in respect of the proposed transaction. Information about Noble Energy’s directors and executive officers is available in Noble Energy’s proxy statement filed with the SEC on March 27, 2015. Information about Rosetta’s directors and executive officers is available in Rosetta’s proxy statement filed with the SEC on March 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Noble Energy or Rosetta using the sources indicated above.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

3.1	Text of Amendment to the Amended and Restated Bylaws of Rosetta Resources Inc.

99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2015	ROSETTA RESOURCES INC.

/s/ John E. Hagale
John E. Hagale
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Text of Amendment to the Amended and Restated Bylaws of Rosetta Resources Inc.

99.1	Press Release